

December 17, 2010

via U.S. mail and facsimile

Edward Bernstein, Chief Executive Officer
Propell Corporation
305 San Anselmo Avenue, Suite 300
San Anselmo, CA 94960

> **RE: Propell Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 000-53488**

Dear Mr. Bernstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 1

Competition, page 3

1. In future filings, please disclose the methods of competition (e.g., price, service, product offerings, etc.) as required by Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 13

Our plan of operations, page 15

2. In future filings, please expand your disclosure to address your anticipated needs
   for capital and the sources from which you expect to obtain such capital.

Consolidated Results of Operations for the Year Ended December 31, 2009, page 15

3. We note revenues decreased 35% from 2008 to 2009 but operating expenses
   increased 51% from 2008 to 2009. In future filings, where you observe material
   changes in your accounts please provide a robust analysis that identifies and
   quantifies the underlying reasons for the change. Refer to Section 501.04 of the
   Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 16

4. On page 5, we note that you have a $500,000 credit facility. Please discuss the
   material terms of this credit facility in your liquidity disclosure, including whether
   it contains any financial or other material covenants and if so, whether you are in
   compliance with those covenants. Additionally, it does not appear that you have
   filed this credit facility as an exhibit to the Form 10-K. If you have filed it with
   another filing, please tell us where it is located, otherwise, please file it in its
   entirety with your next Exchange Act filing.

5. On page 5 we note your trend disclosure that you expect to remain unprofitable
   for the foreseeable future and on page 7 we note that you may be responsible for
   the payment of Crystal Magic's currently outstanding debt of $839,000 owed to
   the U.S. Small Business Loans and the Orlando National Bank. We also note that
   there is substantial doubt about your ability to continue as a going concern. In
   future filings, please discuss these issues in your liquidity disclosure as well as
   any other known demands, commitments, events or uncertainties that will result
   in or that are reasonably likely to result in your liquidity increasing or decreasing
   in any material way. See Item 303(a)(1) of Regulation S-K.

Controls and Procedures, page 16

6. We note that management has concluded that your internal control over financial
   reporting was effective as of December 31, 2009, subject to certain exceptions.
   This disclosure is inappropriate as management is not permitted to conclude that
   controls are effective subject to exceptions. Rather, management must take those
   problems into account when concluding whether controls are effective or
   ineffective. Please file an amendment to your annual report on Form 10-K for the
   year ended December 31, 2009 to revise your controls and procedures disclosures

to state, in clear and unqualified language, the conclusion on the effectiveness of your internal control over financial reporting. If you identify any material weaknesses or significant deficiencies, please describe the current remediation status, the steps taken to remediate, and when you anticipate complete remediation. Please refer to Item 308T(a) of Regulation S-K.

7. Please file an amendment to your annual report on Form 10-K for the year ended December 31, 2009 to provide the disclosure required by Item 307 of Regulation S-K. In this regard, we note your statement on page 19 that "Upon evaluating our internal controls, our board of directors determined that our internal controls are adequate to insure that financial information is recorded, processed, summarized and reported in a timely and accurate manner in accordance with applicable rules and regulations of the SEC." While this description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, it does not conform to the definition set forth in those rules. In this regard, we note the following issues:

- the description refers to internal controls instead of disclosure controls and procedures;
- the description refers to the determination of the board of directors instead of the principal executive officer and the principal financial officer;
- the description fails to state an effectiveness conclusion; and
- the description does not indicate that the disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Commission's rules and forms and is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding disclosure.

In your amendment to your Form 10-K, please provide a conclusion as to the effectiveness of your disclosure controls and procedures for the period covered by your Form 10-K. Please refer to Exchange Act Rules 13a-15(e) and 15(d)-15(e) and Item 307 to Regulation S-K for further guidance. Please comply with this comment in future filings.

Directors, Executive Officers, and Corporate Governance, page 17

8. In future filings, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as your director at the time that the disclosure is made, in light of your business and structure. If material, this disclosure should cover more than the past five years, including information about the person's particular areas of expertise or other relevant qualifications. See Item 401(e) of Regulation S-K.

Executive Compensation, page 19

9. We note that the salaries disclosed in the Summary Compensation Table for your named executive officers are different than the salary disclosure contained in the Employment Agreements section on page 20. In future filings, please explain the reasons for these differences.

10. We note that the Summary Compensation Table does not reflect any equity awards. We also note your disclosure in footnote one to the table, as well as your employment agreement disclosure on page 20 that your executive officers are entitled to specific equity awards. Please tell us why these awards are not reflected in the summary compensation table.

Security Ownership of Certain Beneficial Owners and Management and Related

Stockholder Matters, page 20

11. In future filings, please provide addresses for beneficial owners of more than five percent of any class of your voting securities for those owners that are not your executive officers or directors. See Item 403(a) of Regulation S-K.

Signatures, page 24

12. In future filings, please have your principal accounting officer or controller to sign the Form 10-K. If this person is also your principal executive office and principal financial officer, on the signature page please identify all of the capacities in which the person is signing the report.

Note 4 – Website Assets, page F10

13. Please tell us the accounting literature that supports capitalizing your website asset. Please provide us a summary of the items capitalized that reconciles to the $501k that you present on the face of the balance sheet as of December 31, 2009. We note the value of your asset is the same from December 31, 2009 to September 30, 2010. Given this, it appears you believe your website asset is indefinite lived and does not require amortization. Please tell us the factors you considered in making this determination and the accounting literature that supports your accounting. Refer to ASC 350-50-05-1 for guidance.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Exhibit 31.1 – Section 302 Certification

14. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, please do not replace "registrant" with "small business issuer", do not omit "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) or "The registrant's other certifying officer(s) and" in paragraph 5, and do not change words like "principles" in paragraph 4(b) or "financial" in paragraph 4(d). This comment also applies to Exhibit 31.1 contained in your Form 10-Q for the period ended June 30, 2010.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Consolidated Statements of Cash Flows, page 4

15. Based on your financing activities it appears you repaid $839k of notes payable and repurchased $45k in common stock. Please confirm to us that both these transactions were actual cash expenditures. If these were actual cash expenditures please tell us the source of funds. Furthermore, please confirm that you received $9k in cash for the development of website asset that you present as an investing activity.

16. You present a reconciling item for write-down of assets from discontinued operations of $1.2 million. However, you do not provide a detailed discussion in your filing regarding this matter. Please provide to us a summary of the assets (including the nature of the assets) and their carrying values that reconciles back to the $1.2 million presented on the face of your cash flow statement. Please tell us the economic stressors that required you to write-off these assets and when you became aware of these stressors.

Exhibit 31.1 – Section 302 Certification

Exhibit 32.1 – Section 906 Certification

17. Since each of these exhibits is dated May 24, 2010 and you refer to the Form 10-Q for the period ending March 31, 2010 in your Section 906 certification, it appears that you have filed your March 31, 2010 Form 10-Q certifications with your June 30, 2010 Form 10-Q. Please file an amendment to your Form 10-Q for the period ended June 30, 2010 to include revised certifications. Please ensure that the revised certifications conform to the format provided in Item 601(b)(31) of Regulation S-K. Also, please ensure that the revised certifications refer to the

Form 10-Q/A and are currently dated. Refer to Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Consolidated Balance Sheet, page 1

18. You present the $1.2 million as liabilities from Discontinued Operations under your long-term liabilities.   Please confirm to us that the entire $1.2 million is in fact long-term. If not, please present this balance under your current liabilities.

Liquidity and Capital Resources, page 14

19. In future filings please provide an update as to amounts still due to the Small Business Administration. At a minimum, your discussion should quantify amounts due, timing of payments and consequences for non-payment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief